UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 8)*

LEGG MASON, INC.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

524901105
(CUSIP Number)

Brian L. Schorr, Esq. Chief Legal Officer Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, New York 10017 Tel. No.: (212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 513,743
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 513,743
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 513,743
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.48%*
14	TYPE OF REPORTING PERSON IN
_______
* This percentage is calculated based upon 106,324,776 shares of the Issuer’s common stock outstanding as of April 5, 2016, as provided to the Filing Persons by the Issuer.

1	NAME OF REPORTING PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 513,743
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 513,743
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 513,743
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.48%*
14	TYPE OF REPORTING PERSON IN
_______
* This percentage is calculated based upon 106,324,776 shares of the Issuer’s common stock outstanding as of April 5, 2016, as provided to the Filing Persons by the Issuer.

1	NAME OF REPORTING PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 513,743
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 513,743
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 513,743
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.48%*
14	TYPE OF REPORTING PERSON IN
_______
* This percentage is calculated based upon 106,324,776 shares of the Issuer’s common stock outstanding as of April 5, 2016, as provided to the Filing Persons by the Issuer.

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 513,743
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 513,743
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 513,743
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.48%*
14	TYPE OF REPORTING PERSON PN
_______
* This percentage is calculated based upon 106,324,776 shares of the Issuer’s common stock outstanding as of April 5, 2016, as provided to the Filing Persons by the Issuer.

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 513,743
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 513,743
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 513,743
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.48%*
14	TYPE OF REPORTING PERSON OO
_______
* This percentage is calculated based upon 106,324,776 shares of the Issuer’s common stock outstanding as of April 5, 2016, as provided to the Filing Persons by the Issuer.

1	NAME OF REPORTING PERSON Trian Partners, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 109,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 109,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10%*
14	TYPE OF REPORTING PERSON PN
_______
* This percentage is calculated based upon 106,324,776 shares of the Issuer’s common stock outstanding as of April 5, 2016, as provided to the Filing Persons by the Issuer.

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 277,937
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 277,937
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,937
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.26%*
14	TYPE OF REPORTING PERSON PN
_______
* This percentage is calculated based upon 106,324,776 shares of the Issuer’s common stock outstanding as of April 5, 2016, as provided to the Filing Persons by the Issuer.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,435
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,435
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,435
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%*
14	TYPE OF REPORTING PERSON PN
_______
* This percentage is calculated based upon 106,324,776 shares of the Issuer’s common stock outstanding as of April 5, 2016, as provided to the Filing Persons by the Issuer.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 37-1593120
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,775
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,775
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%*
14	TYPE OF REPORTING PERSON PN
* This percentage is calculated based upon 106,324,776 shares of the Issuer’s common stock outstanding as of April 5, 2016, as provided to the Filing Persons by the Issuer.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-A, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 27-4180625
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,554
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,554
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,554
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%*
14	TYPE OF REPORTING PERSON PN
* This percentage is calculated based upon 106,324,776 shares of the Issuer’s common stock outstanding as of April 5, 2016, as provided to the Filing Persons by the Issuer.

1	NAME OF REPORTING PERSON Trian Partners Master Fund (ERISA), L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0682467
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,626
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,626
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%*
14	TYPE OF REPORTING PERSON PN
* This percentage is calculated based upon 106,324,776 shares of the Issuer’s common stock outstanding as of April 5, 2016, as provided to the Filing Persons by the Issuer.

This Amendment No. 8 (“Amendment No. 8”) relates to the Schedule 13D filed with the Securities and Exchange Commission on December 28, 2009 as amended by Amendment No. 1 to Schedule 13D filed on June 7, 2010, Amendment No. 2 to Schedule 13D filed on August 4, 2011, Amendment No. 3 to Schedule 13D filed on September 28, 2012, Amendment No. 4 to Schedule 13D filed on December 2, 2014, Amendment No. 5 to Schedule 13D filed on December 19, 2014, Amendment No. 6 to Schedule 13D filed on April 6, 2015, and Amendment No. 7 to Schedule 13D (“Amendment No. 7”) filed on May 28, 2015 (as amended, the “Statement”) relating to the Common Stock, $0.10 par value per share (the “Shares”), of Legg Mason, Inc. a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 100 International Drive, Baltimore, MD 21202.

Items 4, 5, 6 and 7 of the Statement are hereby amended and supplemented as follows:

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

Pursuant to a Stock Purchase Agreement dated April 11, 2016 (the “Stock Purchase Agreement”) between Shanda Payment Investment Limited (the “Buyer”) and Trian Management, Trian Onshore, Trian Offshore, Parallel Fund I, Strategic Fund, Strategic Fund-A and Trian ERISA (each a “Seller” and collectively, the “Sellers”), on April 11, 2016, the Sellers sold 10,526,153 Shares (the “Trian Shares”), in the aggregate to the Buyer at a purchase price of $32.00 per Share ($336,836,896 in the aggregate).  The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified by reference to the Stock Purchase Agreement, a copy of which is filed herewith as an exhibit and is incorporated into this Item 4 by reference.

The Filing Persons sold the Trian Shares for portfolio management purposes.

Following such sales, the Filing Persons continue to beneficially own an aggregate of 513,743 Shares, representing approximately 0.48% of the Issuer’s outstanding Shares (based upon 106,324,776 shares of the Issuer’s common stock outstanding as of April 5, 2016, as provided to the Filing Persons by the Issuer).

Depending on various factors, including, without limitation, the Issuer’s financial position, results and strategic direction, price levels of the Issuer’s shares, the Filing Persons’ overall investment strategies, liquidity requirements and other portfolio management considerations, other investment opportunities available to the Filing Persons, conditions in the securities and capital markets, and general economic and industry conditions, the Filing Persons may, from time to time and at any time, in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including but not limited to, selling some or all of their holdings in the Issuer, entering into financial instruments or other agreements that decrease the Filing Person’s economic exposure with respect to their investment in the Issuer, engage in hedging or similar transactions with respect to such holdings and/or distributing their holdings in the Issuer to investors in one or more of the Filing Persons. The Filing Persons may take other steps and/or change their intentions with respect to any of the matters referred to herein or in subsections (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

(a) As of 4:00 p.m., New York City time, on April 11, 2016, the Filing Persons beneficially owned, in the aggregate, 513,743 Shares, representing approximately 0.48% of the Issuer’s outstanding Shares (based upon 106,324,776 shares of the Issuer’s common stock outstanding as of April 5, 2016, as provided to the Filing Persons by the Issuer).

(b) Each of Trian Management, Trian Onshore, Trian Offshore, Parallel Fund I, Strategic Fund, Strategic Fund-A, and Trian ERISA beneficially and directly owns and has sole voting power and sole dispositive power with regard to: 988; 109,428; 277,937; 13,435; 48,775; 48,554; and 14,626; Shares, respectively, except to the extent that other Filing Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Offshore, Parallel Fund I, Strategic Fund, Strategic Fund-A and Trian ERISA (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares that Trian Onshore, Trian Offshore, Parallel Fund I, Strategic Fund, Strategic Fund-A and Trian ERISA directly and beneficially own. Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

Each of Mr. May, Mr. Garden, Trian Management and Trian Management GP, by virtue of an agreement with Mr. Peltz (discussed in Item 5), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Director Shares.  Each of Mr. Peltz, Mr. May, Mr. Garden, Trian Management and Trian Management GP disclaims beneficial ownership of such Director Shares for all other purposes.

 (c) Set forth below is a list of all transactions with respect to the Shares effected during the past sixty (60) days by any of the Filing Persons, inclusive of all transactions effected through 4:00 p.m., New York City time, on April 11, 2016.  All such transactions were effected in a privately negotiated transaction pursuant to the Stock Purchase Agreement.

Fund	Date	Shares	Price	Type
Trian Onshore	4/11/16	2,242,083	32.00	Sale

Trian Offshore	4/11/16	5,694,693	32.00	Sale

Parallel Fund I	4/11/16	275,279	32.00	Sale

Strategic Fund	4/11/16	999,362	32.00	Sale

Strategic Fund-A	4/11/16	994,828	32.00	Sale

Trian ERISA	4/11/16	299,672	32.00	Sale

Trian Management	4/11/16	20,236	32.00	Sale

(e) As a result of the transactions referred to Items 4 and 5(c) above, on April 11, 2016 the Filing Persons ceased to be the beneficial owners of more than 5% of the Issuer’s outstanding Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth above in Item 4 is incorporated herein by reference.

In connection with the transactions contemplated by the Stock Purchase Agreement, the Sellers have agreed to pay to Citigroup Global Markets Inc. a transaction fee of $2.0 million, in the aggregate.

Item 7.  Material to be Filed as Exhibits

1.  Joint Filing Agreement of the Filing Persons.

2.  Stock Purchase Agreement dated April 11, 2016 between Shanda Payment Investment Limited and Trian Fund Management, L.P., Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners Strategic Investment Fund, L.P. Trian Partners Strategic Investment Fund-A, L.P. and Trian Partners Master Fund (ERISA), L.P.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 11, 2016
TRIAN FUND MANAGEMENT, L.P. By: Trian Fund Management GP, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN FUND MANAGEMENT GP, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS, L.P. By: Trian Partners GP, L.P., its general partner By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS MASTER FUND, L.P.
By: Trian Partners GP, L.P., its general partner
By: Trian Partners General Partner, LLC,
its general partner

By:  /s/EDWARD P. GARDEN
Name:  Edward P. Garden
Title:    Member

TRIAN PARTNERS PARALLEL FUND I, L.P. By: Trian Partners Parallel Fund I General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND, L.P.
By: Trian Partners Strategic Investment Fund GP, L.P.,
        its general partner
By: Trian Partners Strategic Investment Fund General Partner, LLC,
        its general partner

By:  /s/EDWARD P. GARDEN
Name:  Edward P. Garden
Title:    Member

TRIAN PARTNERS STRATEGIC
INVESTMENT FUND-A, L.P.
By: Trian Partners Strategic Investment Fund-A GP, L.P.,
        its general partner
By: Trian Partners Strategic Investment Fund-A General Partner, LLC,
        its general partner

By:  /s/EDWARD P. GARDEN
Name:  Edward P. Garden
Title:    Member

TRIAN PARTNERS MASTER FUND (ERISA), L.P.
By:  Trian Partners (ERISA) GP, L.P., its general partner
By:  Trian Partners (ERISA) General Partner, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name:  Edward P. Garden
Title:    Member

/s/NELSON PELTZ NELSON PELTZ
/s/PETER W. MAY PETER W. MAY
/s/EDWARD P. GARDEN EDWARD P. GARDEN

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Legg Mason, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 11th day of April, 2016.

TRIAN FUND MANAGEMENT, L.P. By: Trian Fund Management GP, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN FUND MANAGEMENT GP, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS, L.P. By: Trian Partners GP, L.P., its general partner By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS MASTER FUND, L.P.
By: Trian Partners GP, L.P., its general partner
By: Trian Partners General Partner, LLC,
its general partner

By:  /s/EDWARD P. GARDEN
Name:  Edward P. Garden
Title:    Member

TRIAN PARTNERS PARALLEL FUND I, L.P. By: Trian Partners Parallel Fund I General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND, L.P.
By: Trian Partners Strategic Investment Fund GP, L.P.,
        its general partner
By: Trian Partners Strategic Investment Fund General Partner, LLC,
        its general partner

By:  /s/EDWARD P. GARDEN
Name:  Edward P. Garden
Title:    Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-A, L.P.
By: Trian Partners Strategic Investment Fund-A GP, L.P.,
        its general partner
By: Trian Partners Strategic Investment Fund-A
        General Partner, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name:  Edward P. Garden
Title:    Member

TRIAN PARTNERS MASTER FUND (ERISA), L.P.
By:  Trian Partners (ERISA) GP, L.P., its general partner
By:  Trian Partners (ERISA) General Partner, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name:  Edward P. Garden
Title:    Member

/s/NELSON PELTZ NELSON PELTZ
/s/PETER W. MAY PETER W. MAY
/s/EDWARD P. GARDEN EDWARD P. GARDEN